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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            BURR-BROWN CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  122574 10 6
        ---------------------------------------------------------------
                                (CUSIP Number)

                        TEXAS INSTRUMENTS INCORPORATED
                              12500 TI Boulevard
                                P.O. Box 660199
                              Dallas, Texas 75266
                       Attention: William A. Aylesworth
                                (972) 995-3773

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 21, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                 13D                PAGE 2 OF 13 PAGES
--------------------------                           ---------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Texas Instruments Incorporated
      75-0289970
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [ ]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          11,236,702
     NUMBER OF     -----------------------------------------------------------
      SHARES          8   SHARED VOTING POWER
   BENEFICIALLY           16,785,653
     OWNED BY      -----------------------------------------------------------
       EACH           9   SOLE DISPOSITIVE POWER
    REPORTING             11,236,702
      PERSON       -----------------------------------------------------------
       WITH           10  SHARED DISPOSITIVE POWER
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      28,022,355
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                     [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      41.3%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                13D                PAGE 3 OF 13 PAGES
--------------------------                           ---------------------------

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Texas Instruments Incorporated that it is the beneficial owner of any of the Common Stock of Burr-Brown Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial
                          ---
ownership is expressly disclaimed.

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Burr-Brown Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6730 South Tucson Boulevard, Tucson, Arizona 85706.

Item 2.   Identity and Background.

          (a) The name of the person filing this statement is Texas Instruments Incorporated, a Delaware corporation ("TI").

          (b) The address of the principal office and principal business of TI is 12500 TI Boulevard, P.O. Box 660199, Dallas, Texas 75266.

          (c) TI is a global semiconductor company and the world's leading designer and supplier of digital signal processing and analog technologies, the engines driving the digitization of electronics. TI's businesses also include materials and controls and educational and productivity solutions. Set forth in Schedule A is the name and present principal occupation or employment and the
----------
name, principal business and address of any corporation or other organization in which such employment is conducted, of each of TI's directors and executive officers, as of the date hereof.

          (d) During the past five years, neither TI nor, to TI's knowledge, any person named in Schedule A to this statement has been convicted in a
                    ----------
criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither TI nor, to TI's knowledge, any person named in Schedule A to this statement was a party to a civil
                    ----------
proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

          (f)  All of the natural persons identified on Schedule A except John
                                                        ----------
C. Scarisbrick are citizens of the United States of America. Mr. Scarisbrick is a citizen of the United Kingdom.

Item 3.   Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated as of June 21, 2000 (the "Merger Agreement"), by and among TI, Burma Acquisition Corp., a Delaware

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                 13D                PAGE 4 OF 13 PAGES
--------------------------                           ---------------------------

corporation and wholly owned subsidiary of TI ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the "Merger"), and TI will issue 1.3 shares of TI Common Stock for each outstanding share of Issuer Common Stock. Likewise, each share of Issuer Common Stock issuable under options and convertible notes will become convertible into 1.3 shares of TI Common Stock. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit I
                                                                      ---------
to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.   Purpose of Transaction.

     (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of TI, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly owned subsidiary of TI (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 1.3 shares of TI Common Stock. TI will assume the Issuer's Company Option Plans (as defined in the Merger Agreement) as well as the outstanding options issued under such plans. TI will also assume the Issuer's obligation to issue common stock upon conversion of the Issuer's 4-1/4% Convertible Subordinated Notes due 2007.

     As an inducement to TI to enter into the Merger Agreement, certain officers and directors of Issuer (collectively, the "Voting Agreement Stockholders") have entered into a Voting Agreement, dated as of June 21, 2000 (the "Voting Agreement"), with TI pursuant to which the Voting Agreement Stockholders have agreed to vote the 16,785,653 shares of Issuer Common Stock beneficially and collectively owned by them (the "Shares") in favor of the Merger. The Voting Agreement Stockholders and the number of shares beneficially owned by them is set forth on Schedule B hereto which is hereby incorporated by this reference.
             ----------

     The Voting Agreement Stockholders have further agreed not to enter into any other voting agreement or grant any proxy relating to the Shares in a manner inconsistent with their obligations under the Voting Agreement, or to transfer any of the Shares unless the transferee agrees to be bound by the terms of the Voting Agreement. Subject to the foregoing, the Voting Agreement Stockholders may vote the Shares on all matters submitted to stockholders in such manner as they wish. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                   13D              PAGE 5 OF 13 PAGES
--------------------------                           ---------------------------

become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit II hereto and
                                                          ----------
incorporated herein by this reference.

     In connection with the Merger Agreement, TI and Issuer entered into a Stock Option Agreement, dated as of June 21, 2000 (the "Option Agreement"). The Option Agreement grants TI the right, under certain conditions, to purchase up to 11,236,702 shares of Issuer Common Stock at an exercise price of $112.94 per share (the "Purchase Price"). Subject to certain conditions, the Option Agreement may be exercised in whole or in part by TI after the occurrence of any event as a result of which TI is entitled to a termination fee pursuant to
Section 8.5(b) of the Merger Agreement.

     In addition to TI's right to purchase the shares subject to the Option Agreement, TI may alternatively require Issuer to pay to TI a cash amount equal to the product of (i) the aggregate number of shares of Issuer Common Stock issuable under the Option and (ii) the excess, if any, over the per share Purchase Price of the higher of (x) if applicable, an amount equal to the highest price per share of Issuer Common Stock paid or proposed to be paid by a person pursuant to a definitive agreement executed by the Issuer pursuant to an Acquisition Proposal (as defined in the Merger Agreement) or (y) the average closing price, for five trading days ending on the trading day immediately preceding TI's notice of intent to exercise the option. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit III hereto and incorporated herein by
                                 -----------
this reference.

    (c)   Not applicable.

    (d) Upon consummation of the Merger, the following directors of Merger Sub shall be the directors of the Surviving Corporation: Danny W. Reynolds, M. Samuel Self and Bart T. Thomas. Upon consummation of the Merger, the following officers of Merger Sub shall serve in the same capacities as the officers of the Surviving Corporation: Danny W. Reynolds -President, M. Samuel Self - Treasurer and Bart T. Thomas - Secretary. The directors and officers of the Surviving Corporation shall serve until their respective successors are duly elected or appointed and qualified.

    (e) Other than as a result of the Merger described in Item 3 above, not applicable.

    (f)    Not applicable.

    (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware General Corporation Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect

--------------------------                           ---------------------------
CUSIP No. 122574 10 6               13D                  PAGE 6 OF 13 PAGES
--------------------------                           ---------------------------

immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

    (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

    (j) Other than as described above, TI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although TI reserves the right to develop such plans).

Item 5.   Interest in Securities of Issuer.

    (a) - (b) The number of shares of Issuer Common Stock covered by the Option is 11,236,702, which constitutes, based on the number of shares outstanding on June 21, 2000 as represented by the Issuer in the Merger Agreement and without giving effect to the issuance of the shares pursuant to the Option, approximately 19.9% of the Issuer Common Stock.

     Prior to exercise of the Option, TI (i) is not entitled to any rights as a stockholder of Issuer as to the shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by TI upon exercise of the Option because the Option is exercisable only in the limited circumstances as set forth in the Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, TI would have the sole right to vote and dispose of the shares of Issuer Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement.

     As a result of the Voting Agreement, TI may be deemed to be the beneficial owner of at least 16,785,653 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 29.7% of the issued and outstanding shares of Issuer Common Stock.

     TI has shared power to vote all of the Shares for the limited purposes described above. TI does not have the sole power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares covered by the Voting Agreement. TI is not entitled to any rights as a stockholder of Issuer with respect to the Shares covered by the Voting Agreement and disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreement.

     To TI's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.
                               ----------

    (c)   Neither TI nor, to the knowledge of TI, any person named in Schedule A
                                                                      ----------
has effected any transaction in the Issuer Common Stock during the past 60 days.

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                 13D                PAGE 7 OF 13 PAGES
--------------------------                           ---------------------------


    (d)   Not applicable.

    (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As an inducement to TI to enter into the Merger Agreement, the Issuer has agreed to cause certain affiliates of Issuer (collectively, the "Affiliates") to enter into a Company Affiliate Agreement (the "Company Affiliate Agreement") with TI. In executing the Company Affiliate Agreement, the Affiliates will agree, among other things, not to engage in any sale, transfer or other disposition of, or reduce their risk in respect of, shares of Issuer Common Stock or options to purchase Issuer Common Stock beneficially owned by such Affiliates or acquired after the execution of the Company Affiliate Agreement until such time as results covering at least 30 days of combined operations of Issuer and TI have been published by TI. The foregoing summary of the Company Affiliate Agreement is qualified in its entirety by reference to the copy of the form of Company Affiliate Agreement included as Exhibit IV hereto and
                                                ----------
incorporated herein by this reference. Other than the Merger Agreement, Voting Agreement, Option Agreement and the Company Affiliate Agreement, to the knowledge of TI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     The following documents are filed as exhibits:

     I. Agreement and Plan of Merger, dated as of June 21, 2000, by and among Texas Instruments Incorporated, a Delaware corporation, Burma Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Texas Instruments Incorporated, and Burr-Brown Corporation, a Delaware corporation.

    II. Voting Agreement, dated as of June 21, 2000, by and among Texas Instruments Incorporated, a Delaware corporation, and certain stockholders of Burr-Brown Corporation, a Delaware corporation.

    III. Stock Option Agreement, dated as of June 21, 2000, by and between Texas Instruments Incorporated, a Delaware corporation, and Burr-Brown Corporation, a Delaware corporation.

    IV. Form of Company Affiliate Agreement by and between Texas Instruments Incorporated, a Delaware corporation, and certain

--------------------------                           ---------------------------
CUSIP No. 122574 10 6               13D                  PAGE 8 OF 13 PAGES
--------------------------                           ---------------------------


     affiliates of Burr-Brown Corporation, a Delaware corporation.





                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  June 29, 2000.

                                 TEXAS INSTRUMENTS INCORPORATED


                                 By:  /s/ WILLIAM A. AYLESWORTH
                                      -------------------------------------
                                 Name:    William A. Aylesworth

                                 Title:   Senior Vice President,
                                          Treasurer and
                                          Chief Financial Officer

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                  13D               PAGE 9 OF 13 PAGES
--------------------------                           ---------------------------


                                  SCHEDULE A

           Directors and Officers of Texas Instruments Incorporated

The following table sets forth the name and present principal occupation or employment and the name , principal business and address of any corporation or other organization in which such employment is conducted, of each of TI's directors and executive officers, as of the date hereof. Unless otherwise indicated, the business address of each person listed below is c/o Texas Instruments Incorporated, 12500 TI Boulevard, P.O. Box 660199, Dallas, Texas 75266.

James R. Adams           Director of Texas Instruments Incorporated. Chairman of
                         the board of Texas Instruments from 1996 to April 1998.
                         Group president, SBC Communications Inc. from 1992 until retirement in 1995; president and chief executive officer of Southwestern Bell Telephone Company, 1988-
                         92. Director, Inet Technologies, Inc., Prodigy
                         Communications Corporation and Storage Technology Corp.

William A. Aylesworth    Senior Vice President, Treasurer and Chief Financial
                         Officer of Texas Instruments Incorporated.

David L. Boren           Director of Texas Instruments Incorporated and
                         President of the University of Oklahoma, an educational institution, 660 Parrington Oval, Evans Hall, Norman,
                         OK 73019. President of the University of Oklahoma since
                         1994. U.S. Senator, 1979-94; Governor of Oklahoma,
                         1975-79. Director, AMR Corporation,

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                                    PAGE 10 OF 13 PAGES
--------------------------                           ---------------------------

                         Phillips Petroleum Company, Torchmark Corporation and Waddell & Reed, Inc.; chairman, Oklahoma Foundation for Excellence.

James B. Busey IV        Director of Texas Instruments Incorporated. Retired
                         from U.S. Navy as Admiral in 1989. President and chief executive officer, Armed Forces Communications and Electronics Association, 1992-96; Deputy Secretary,
                         Department of Transportation, 1991-92; Administrator,
                         Federal Aviation Administration, 1989-91. Director,
                         Curtiss-Wright Corporation; trustee and vice-chairman,
                         MITRE Corporation.

Daniel A. Carp           Director of Texas Instruments Incorporated and Chief
                         Executive Officer and Director of Eastman Kodak
                         Company, a developer, manufacturer and marketer of consumer, professional, health and other imaging products and services, 343 State Street, Rochester, NY
                         14650-0228.

                         Executive vice president and assistant chief operating officer of Eastman Kodak, 1995-97; general manager, European Region, 1991-95. Member, The Business Roundtable.

Thomas J. Engibous       Chairman, President and Chief Executive Officer of
                         Texas Instruments Incorporated.

Gerald W. Fronterhouse   Director of Texas Instruments Incorporated.
                         Investments. Former chief executive officer (1985-88) of First RepublicBank Corporation. President and director, Hoblitzelle Foundation.

David R. Goode           Director of Texas Instruments Incorporated and Chairman
                         of the Board and Chief Executive Officer of Norfolk
                         Southern Corporation, a holding company that owns all of the common stock of a freight railroad, Norfolk
                         Southern Railway, and a portion of another freight railroad, Conrail Inc., Three Commercial Place,
                         Norfolk, Virgina 23510-2191. Director, Caterpillar,
                         Inc., Delta Air Lines, Inc. and Georgia-Pacific
                         Corporation; member, The Business Council and The
                         Business Roundtable; trustee, Hollins College.

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                                    PAGE 11 OF 13 PAGES
--------------------------                           ---------------------------



Joseph F. Hubach         Senior Vice President, Secretary and General Counsel of
                         Texas Instruments Incorporated.

Steven H. Leven          Senior Vice President of Texas Instruments
                         Incorporated.

Keh-Shew Lu              Senior Vice President of Texas Instruments
                         Incorporated.

Wayne R. Sanders         Director of Texas Instruments Incorporated and Chairman
                         of the Board and Chief Executive Officer of Kimberly-
                         Clark Corporation, a global consumer products company, P.O. Box 619100, Dallas, TX 75261-9100. Director,
                         Adolph Coors Company, Coors Brewing Company and Chase
                         Bank of Texas, N.A.; trustee, Marquette University.

John C. Scarisbrick      Senior Vice President of Texas Instruments
                         Incorporated.

Richard J. Schaar        Senior Vice President of Texas Instruments
                         Incorporated.

M. Samuel Self           Senior Vice President and Controller of Texas
                         Instruments Incorporated.

Ruth J. Simmons          Director of Texas Instruments Incorporated and
                         President of Smith College, an educational institution, Northampton, MA 01063. Vice provost of Princeton
                         University, 1992-95; provost of Spelman College, 1990-
                         91. Director, Metropolitan Life Insurance Company,
                         Pfizer, Inc. and The Goldman Sachs Group, Inc.; fellow,
                         American Academy of Arts and Sciences; member, Council on Foreign Relations; trustee, Carnegie Corporation of
                         New York.

Elwin L. Skiles, Jr.     Senior Vice President of Texas Instruments
                         Incorporated.

Richard K. Templeton     Executive Vice President and Chief Operating Officer of
                         Texas Instruments Incorporated.

Teresa L. West           Senior Vice President of Texas Instruments
                         Incorporated.

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                                    PAGE 12 OF 13 PAGES
--------------------------                           ---------------------------

Delbert A. Whitaker      Senior Vice President of Texas Instruments
                         Incorporated.

Thomas Wroe, Jr.         Senior Vice President of Texas Instruments
                         Incorporated.

Clayton K. Yeutter       Director of Texas Instruments Incorporated. Of counsel
                         to the law firm of Hogan & Hartson. Counselor to President Bush for domestic policy during 1992;
                         chairman, Republican National Committee, 1991-92;
                         Secretary, Department of Agriculture, 1989-91; U.S.
                         Trade Representative, 1985-89. Director, Allied Zurich,
                         P.L.C., Caterpillar Inc., ConAgra, Inc., FMC
                         Corporation, Oppenheimer Funds and Weyerhaeuser
                         Company.



                                  SCHEDULE B


                            Voting Agreement Shares


       Stockholder                 Class           Number of Shares
       -----------                 -----           ----------------

    Thomas R. Brown, Jr.*          Common              16,527,631

    John S. Anderegg, Jr.          Common                 167,397

    Francis J. Aguilar             Common                  50,625

    Syrus P. Madavi                Common                  40,000

    J. Scott Blouin                Common                       0

    Marcelo A. Gumucio             Common                       0


    *Individually and (i) as trustee of Trust Agreement dated October 3, 1998, under the last will and testament of Helen M. Brown for the benefit of Mary B. Brown, (ii) as trustee of Trust Agreement dated October 3, 1998, under the last will and testament of Helen M. Brown for the benefit of Sarah M. Brown Smallhouse and (iii) as general partner of Brown Investment Management Limited Partnership.

--------------------------                           ---------------------------
CUSIP No. 122574 10 6                                    PAGE 13 OF 13 PAGES
--------------------------                           ---------------------------


                                 EXHIBIT INDEX


I. Agreement and Plan of Merger, dated as of June 21, 2000, by and among Texas Instruments Incorporated, a Delaware corporation, Burma Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Texas Instruments Incorporated, and Burr-Brown Corporation, a Delaware corporation.

II. Voting Agreement, dated as of June 21, 2000, by and among Texas Instruments Incorporated, a Delaware corporation, and certain stockholders of Burr-Brown Corporation, a Delaware corporation.

III. Stock Option Agreement, dated as of June 21, 2000, by and between Texas Instruments Incorporated, a Delaware corporation, and Burr-Brown Corporation, a Delaware corporation.

IV. Form of Company Affiliate Agreement by and between Texas Instruments Incorporated, a Delaware corporation, and certain affiliates of Burr-Brown Corporation, a Delaware corporation.